VIA FACSIMILE AND U.S. MAIL


June 22, 2005

Ian Cameron
Senior Vice President, Finance and Chief Financial Officer
Methanex Corporation
1800 Waterfront Centre, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1

	RE:	Form 40-F for Fiscal Year Ended December 31, 2004
      Filed March 29, 2005
      File No. 0-20115

Dear Mr. Cameron:

		We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 40-F FOR FISCAL YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to US
GAAP literature. If your accounting under Canadian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote. These revisions should be included in your future filings.



Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity & Capital Resources

2. Your caption "cash flows from operating activities5" here and in the liquidity & capital resources section is confusingly similar to a
GAAP measure. However, it specifically omits changes in non-cash working capital and the utilization of prepaid natural gas, cash flows related to interest and other income, interest expense, income taxes, asset restructuring charges and other unusual items. Please consider modifying your caption to eliminate this confusion, rather than using a footnote to the title.

Summary of Contractual Obligations and Commercial Commitments

3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt, planned funding of pension benefit obligations and estimated payments under your interest rate swap contract and forward exchange contracts. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Supplemental Non-GAAP Measures

4. Your EBITDA is not computed as it is commonly defined. Please consider using "adjusted EBITDA" or "EBITDA excluding unusual items" to reflect this departure from the most common definition of EBITDA.

Financial Statements

Note 1 - Significant Accounting Policies

(m) - Revenue Recognition

5. You indicate that revenue is generally recognized as risk and title to the product transfers to the customer, which usually occurs at the time shipment is made. Please tell us how you determine that title transfers at the time of shipment. Please disclose and explain situations where title does not transfer at the time of shipment. Also, please disclose whether your products are shipped FOB shipping point or FOB destination, if applicable.






Exhibit 4

Reconciliation with Unites States Generally Accepted Accounting
Principles

6. Please reconcile between cash and cash equivalents under Canadian
GAAP and US GAAP. Please then reconcile your operating, investing and financing activities under Canadian GAAP to those that would be presented under US GAAP.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.






      If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3769.
							            Sincerely,



							            Rufus Decker
      						            Accounting Branch
Chief

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Mr. Ian Cameron
June 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE